Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: March 22, 2021

Transcript of the Canadian Pacific Railway Limited and Kansas City Southern joint investor call that occurred on March 21, 2021.

Corrected Transcript 1-877-FACTSET www.callstreet.com Total Pages: 25 Copyright © 2001-2021 FactSet CallStreet, LLC 21-Mar-2021 Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 2 Copyright © 2001-2021 FactSet CallStreet, LLC CORPORATE PARTICIPANTS Chris de Bruyn Managing Director-Investor Relations and Treasury, Canadian Pacific Railway Ltd. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern John Brooks Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd. Nadeem S. Velani Chief Financial Officer & Executive Vice President, Canadian Pacific Railway Ltd. Michael W. Upchurch Executive Vice President & Chief Financial Officer, Kansas City Southern OTHER PARTICIPANTS Amit Mehrotra Analyst, Deutsche Bank Securities, Inc. Chris Wetherbee Analyst, Citigroup Global Markets, Inc. Allison M. Landry Analyst, Credit Suisse Securities (USA) LLC Walter Spracklin Analyst, RBC Dominion Securities, Inc. Brandon R. Oglenski Analyst, Barclays Capital, Inc. Fadi Chamoun Analyst, BMO Capital Markets Corp. (Canada) Ken Hoexter Analyst, BofA Securities, Inc. Ravi Shanker Analyst, Morgan Stanley & Co. LLC Jason Seidl Analyst, Cowen and Company, LLC Justin Long Analyst, Stephens, Inc. Thomas Wadewitz Analyst, UBS Brian P. Ossenbeck Analyst, JPMorgan Securities LLC Scott H. Group Analyst, Wolfe Research LLC

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 3 Copyright © 2001-2021 FactSet CallStreet, LLC MANAGEMENT DISCUSSION SECTION Operator: Good morning. My name is Annie and I will be your conference operator today. At this time, I would like to welcome everyone to the Canadian Pacific and Kansas City Southern’s Joint Conference Call. The slides accompanying today’s call are available at www.investors.cpr.ca. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions] I would now like to introduce Chris De Bruyn, Managing Director, Investor Relations and Treasury to begin the conference. Sir? Chris de Bruyn Managing Director-Investor Relations and Treasury, Canadian Pacific Railway Ltd. Thank you, Annie. Good afternoon, everyone, and thank you for joining us on a Sunday to discuss this morning’s merger announcement. On the call with me today are Keith Creel, President and Chief Executive Officer of Canadian Pacific; Pat Ottensmeyer, President and Chief Executive Officer of Kansas City Southern; Nadeem Velani, Executive Vice President and Chief Financial Officer of Canadian Pacific; Mike Upchurch, Executive Vice President and Chief Financial Officer of Kansas City Southern; John Brooks, Executive Vice President and Chief Marketing Officer of Canadian Pacific; and Mike Naatz, Executive Vice President and Chief Marketing Officer of Kansas City Southern. This presentation includes forward-looking statements and non-GAAP measures, as outlined on slide 2. The following remarks will be followed by a Q&A. In the interest of time, we would appreciate if you limit your questions to one. It is now my pleasure to introduce Mr. Keith Creel. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. Hey, thanks, Chris. What a historic day. I can tell you the energy of our collective teams, I think, is unparalleled in our history, historic in a sense for CP in our 140-year history and I’m sure that Pat would agree as well on KCS’ 130-plus-year history. And also historic for the North American economy to think about combining these two railroads to create an unparalleled network that will create the first US-Mexico-Canadian system on the heels of USMCA being approved last year, which gives us assurance for creating a supply chain that allows, at a macro level and at a micro level, unparalleled value creation for our customers in service and in competition, creating new single line-hauls, increasing capacity, investment in routes to improve routes, and again enhanced competition amongst the rail options that exist today, increasing in every aspect never decreasing competition. That is going to decrease (sic) [increase] (00:02:46) substantial value for our shareholders of both companies. That’s compelling. When I say compelling, $780 million of annual run rate synergies that are unlocked by this combination, serve and drive substantial earnings accretion, bring the two iconic companies together that have unparalleled records in service, safety and efficiency. As the industry knows, certainly, we have led these two railroads and have the best growth profile of CAGR in the entire industry for the last three years.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 4 Copyright © 2001-2021 FactSet CallStreet, LLC But to take the strengths of both companies to combine and create a greater outcome than ever would be possible than it would be stand-alone is something that really gets us exciting for all stakeholders, our customers, for our shareholders, for our employees and for the North American economy that we serve. And then above and beyond that, something that emotionally and personally that is near and dear to all of our hearts and that’s our responsibility to the environment to take a transaction that allows stepped improvement and improvements on benefiting the environment is something again that’s equally exciting to all of us. So, that said, we got the two smallest Class 1 railroads in the industry forming a compelling partnership that essentially levels the playing field, makes us uniquely benefit from the opportunities that this network will create a 20,000 mile railroad, about 20,000 employees combined. Although we’ll still be the smallest from a revenue standpoint in the Class 1 space, the value creating opportunity again for all those stakeholders we feel is unparalleled in this industry. And then the final thing I’ll say before I turn it over to Pat to provide a bit color himself, this combination is not about cuts. It’s not about line rationalizations. It’s not about cutting heads. It’s all about growth. It’s about growing our business, as this network allows us to recognize and bring us the bottom line. It’s about growing jobs that move those trains as they move across this railroad to create and increase growing profile return for our investors for putting their trust and faith in allowing us to be stewards of their money. So, with that said, let me turn it over to Pat, [ph] our pals (00:05:08) and let him provide some additional color from Pat’s perspective. Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern Okay. Thanks, Keith, and thank you everyone for joining us this afternoon. I too would like to express my excitement and enthusiasm about the announcement that we made this morning and about the merger and combination of these two very strong, fast-growing, well-performing rail franchises. The operational and cultural alignment between our two companies makes us a natural fit for this transaction in addition to the power of the geographic combination and some of the other factors that Keith mentioned. It just feels like this is the right time and the right circumstances to put these two companies together, given the benefits and the expected synergies that we’ll talk about in a few minutes, coming on the heels of USMCA and other trends in global manufacturing and supply chains that will certainly favor North America going forward. If you just look at the map and visualize these two companies, it is an unmatched, unparalleled North American footprint. And all of the factors that we’ve discussed just lead to the creation of incredible opportunities for growth, job creation, all of those things as a result of this combination. We do not compete head to head in any market, as Keith mentioned. We connect here in Kansas City. We share a facility in Kansas City, a yard. CP goes north and we go south. This is entirely complementary and that’s why we feel so strongly that this combination is very unique in terms of the attractiveness of this franchise. There’s not a single market where we have a customer that is facing a three-to-two or a two-to-one situation. And as we’ll review over the course of this presentation, we are creating new single-line service options that will enhance competition and facilitate growth, and create positive economic impact for the companies and the communities that we serve going forward. The leadership team at Canadian Pacific has built an industry leading franchise through the implementation of PSR for several years. And as you all know, we too at Kansas City Southern have had success with our own PSR implementation and journey for the past 2.5 years. So, there’s a lot of common thinking and strategy with respect

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 5 Copyright © 2001-2021 FactSet CallStreet, LLC to the way we operate the railroads, which will help drive the growth opportunities and the synergies that we’ll talk about in a few minutes. This operation – as John Brooks will go through in a few minutes, this opportunity will connect Canadian Pacific’s powerful origination network with Kansas City Southern’s powerful destination network to create increased options for our customers and shippers. This is an opportunity, as I said before, to create unmatched service offerings for the US, from Mexico to Canada and all points in between. The combination of these two networks will create truck competitive options that allow us to deliver on the superior environmental and safety impact that railroads can uniquely offer. So, with that, I’ll turn it back to Keith to go through the map and a further description of this combined network. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. Thanks, Pat, for those comments. And thanks, putting our focus on the map, you asked yourself why. I think it’s pretty self-explanatory, that’s the why. It’s all about reach. It’s about expanding market reach for our customers that are served by CP and KCS today, so that they can grow in their markets and, in turn, we can grow with them. It’s going to connect customers with premier ports, the US Gulf, Atlantic, Pacific with key overseas markets, that’s an important point to remember or to recognize, deliver customers with improved service and reduced transit times as you eliminate the hand-off and create single-line serve, cradle to grave, origin to destination supply chain cycles here, connect six of the seven largest metro regions in North America, talk about an opportunity for adding a new intermodal service between Dallas, East Texas, and Chicago. So, a third alternative and, in fact, if you think about it, it uniquely allows a single-line intermodal opportunity to go east of Chicago into the Northeast Detroit, et cetera. So, very compelling. The other – some of the key attributes, if you look at the map, an opportunity to bypass some of the traffic that otherwise now we’ll not have to go through the Chicago Gateway via our CP route through Iowa. That’s going to improve service. It’s going to increase available capacity for shippers in the Chicago Gateway, while reducing perhaps fuel burn and emissions in Chicago, which obviously is an important hub city in North America. Across the board, the book of business, grain, automotive, auto parts, energy, intermodal, we can make the case that all will benefit from this increased efficiency and simplicity that this combined network is going to provide as well as the competition it represents. You bring together two very strong cultures that have strong commitments of service to our customers and commitment in culture of safety and service excellence, it’s compelling from a customer standpoint what this enables and what’s possible. Looking at transitioning to the book of business, which obviously becomes much more diversified as a result of this transaction, CP’s strong bulk franchise is going to merge seamlessly with KCS to just play off our origin strengths to their destination strengths, which obviously is going to strengthen the book. It’s going to be more resilient, enhance southbound distribution for all of the products that originate on CP. Coming to north and south again, think about the automobiles, the finished vehicles that come out of Mexico through Texas to those Mideast (sic) [Midwest] (00:11:57) markets, new competition, new service offerings that’s enabled through this route. So, these growth opportunities, if you look at them across the board, they’re exciting for us, they’re exciting for our customers, and again part of the compelling reason this transaction makes so much sense. Shifting to the transaction details itself, a lot of this has been reported. I’ll just touch on the high points. The transaction which, by the way, is critical to know and important to know I believe is, we had unanimous support on both boards of directors to put these companies together, value KCS at $275 a share, which is a 23% premium

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 6 Copyright © 2001-2021 FactSet CallStreet, LLC obviously based on our closing prices of the respective companies March 19 and $270 a share representing a 26% premium based on the respective CP and KCS 30-days VWAP. Following the closing into a trust, the common shareholders of KCS will receive 0.489 exchange ratio of a CP share of $90 in cash consideration for each KCS common share held. Preferred shareholders will receive $37.50 in cash for each KCS preferred share held. So, to fund the considerations of the merger, CP is going to issue 44.5 million new shares. This is going to result in CP owning 75% of the pro forma entity CPKC. And KC, obviously, shareholders today will own the other 25%. The cash portion will be funded through a combination of cash on hand and raising approximately $8.6 billion in debt, for which we have already received the financing that’s necessary, it’s committed. And probably you’ve already seen the press release announcing the news, I’m committed to this, I’m committed to this company. I’ve worked out a commitment with the board of directors to remain and see this through, through the integration and work and serve and lead with each of these teams of railroaders at least for the next five years. Upon final regulatory approval, the combined company itself will be named CPKC. Global headquarters will be located in Calgary. US headquarters will be located in Kansas City, Missouri. And the Mexican headquarters will remain in Mexico City and Monterrey. CP’s current US headquarters in Minneapolis-St. Paul will remain an important base of our operations. We anticipate, in fact, growth that the combined network [ph] will enlarge (00:14:30) that we’ll be a job creator across the network moving – and while we may move some of our Minneapolis headquarters functions to Kansas City, we do not anticipate overall job losses in the Twin Cities area or in Minnesota. It’s important also to note that the KCS employees will benefit from being part of a truly North American continental enterprise. And again both networks, this is all about job creation and growth. Four KCS directors pro forma will join the CPS (sic) [CP] (00:15:05) expanded board of directors, bringing their expertise and experience of the KCS’ multinational franchise to the table to bear which we value greatly. And obviously, this is all subject to shareholders of both companies approving the transaction. So, now let me take you through the trust itself at a high level. We’re obviously approaching this applying for a voting trust. CP’s ultimate acquisition and control of KCS’ railway is subject to the approval of the US Transportation Surface Board (sic) [Surface Transportation Board] (00:15:41) which involves that voting trust. The concept of the trust may be new to some of you since the last Class 1 voting trust merger actions as approved with Canadian National and Illinois Central back in 1998. So, I’ll give you a quick high-level explanation. The approach that we’re taking is a simple plain vanilla voting trust, like the one CP-KCS will use. The KCS shareholders will receive their consideration after the trust is in effect. And gearing the trust, KCS will be run completely independent from Canadian Pacific. Pat and his team will stay as well as their board of directors to steward the company through this regulatory review period and make sure that obviously they provide the superior level of service that their customers expect, and also obviously run the company and maintain its strength in itself in preparation for approval of the trust – of the merger to get to a point where we can combine the networks themselves. We expect that to occur or anticipate that would occur about mid-2022. And then at that point, obviously with the combined entity, CPKC would be formed, we take control and go to work realizing these synergies that this very unique transaction unlocks.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 7 Copyright © 2001-2021 FactSet CallStreet, LLC So, with that said, let me turn over to Pat for a bit more color on how the KCS will be run while it’s in trust. Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern Okay, Keith. The idea here is to, as Keith mentioned, put KCS into a voting trust at the time of the initial closing, which is the time that the consideration would be conveyed to KCS shareholders. While in trust, I will continue to be CEO of the company. The management team will remain intact. The idea of the trust is to have Kansas City Southern continue to operate and be managed completely independently of Canadian Pacific, who at that point would be the owner. Our board of directors will stay intact and provide the supervision and guidance and direction, the same as they do today. At some point, board members may be selected to go to the parent company board, but that will be done after the voting trust is in place. We’ve identified in the independent trustee, I think, an excellent candidate to serve in that role. Many of you will remember his name is Dave Starling. Dave is the former CEO of Kansas City Southern, and I think is an appointment that really assures complete independence. Dave had great success running Kansas City Southern as CEO before he retired. And he is absolutely thrilled and honored to come back and be a participant in this transaction. And I think Dave’s selection as the independent trustee will be viewed very positively by the regulatory agency, the STB. The main function of the trustee is to ensure independence of KCS, while we continue to be in trust. So, that’s a very quick description. Be happy to answer questions at the end. And with that, I will turn the presentation over to John Brooks. John Brooks Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd. All right. Thank you, Pat. And, look, I’m absolutely thrilled to be on this call today with you all. The growth opportunities that this combination represent, as Keith and Pat have already said, is absolutely tremendous. Having worked with the KCS team in this network for years, I look at this powerful footprint that it creates and truly get excited for what it means to the marketplace and our customers on what we can unlock in terms of new growth opportunities. This is truly a perfect fit. If you think about it, it’s matching the rich origin points with new destinations and gateways that neither franchise over the years have been able to recognize on their own. It provides customers new competitive options that simply they haven’t ever had before. We see enhanced opportunities – as Keith walked through what the book of business is going to look like, we see growth opportunities across all of our lines of business. Starting off, taking a look at our ag franchise, which obviously is quite strong for CP, it’s really a game changer though in terms of what this combination is going to do, [ph] to feel links (00:20:51) the origination and productionrich origins that we have to now new export and domestic consumption of markets that we simply just can’t get to alone today. It gives our corn, our bean, our wheat, our canola producers and shippers, our grain products of meals and oils and ethanol, all these commodities gain additional domestic markets. They gain routes to the Gulf of Mexico and, of course, into Mexico itself. Looking at the intermodal side of the business, I can tell you this is an area where frankly I think we’ve been conservative in our view of the revenue synergies. I see tremendous opportunities to create new service products in this area that will not only compete against the current existing rail alternatives that are out there, but really focus on taking trucks off the road and converting more freight to this rail network.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 8 Copyright © 2001-2021 FactSet CallStreet, LLC As I’ve looked at the intermodal in truck traffic moving cross border from Mexico going up to Chicago in Detroit, Minneapolis up into Canada and into Toronto, there’s just a massive amount of freight that should be moving on the rail network. We’re going to offer a service that, flat out, doesn’t exist today. It will be a single line-haul move, as Keith spoke to. And we frankly only really need to capture a fraction of this market to be a needle mover in terms of synergies. On the automotive front, the KCS franchise, almost very similar to how I would characterize our grain franchise, has very rich origination and production of auto plants, 16 to be exact in Mexico served by the KCS. Of which about 80% of that volume crosses into the United States or goes up into Canada. This combination will offer the auto industry a brand-new routes and competitive market access. The new franchise will essentially tie the auto belt of Ontario, the Upper Midwest and Mexico. And with the strength of the things we’ve been doing on CP in terms of creating auto compounds using our land and our facilities to strengthen our network, if you link that to the strength of now what the KCS network brings in terms of origination, this will be a powerful automotive opportunity. And lastly, if you think about energy chemical plastics and merchandise side of our business, with the strong franchise that KCS has on their side, this carload type of business will really help diversify our book which as we’ve talked about in the past is bulk heavy. So, we see new outlets for our forest products business, our aggregates, steel, certainly our energy products and great transload growth opportunities that, as we build out on the land capacity we have on CP, will only further create transportation solutions for both CP and KCS customers. So, look, I can go on and on, super excited about what opportunities this is going to bring and this combination presents. But this is truly a transformational revenue growth opportunity. So, with that, I’ll hand it back to Pat. Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern Okay. Thanks, John. Moving on to the next slide, I’ll talk a little bit more about Mexico. I think most people on this call are pretty familiar with this story. Today, our Mexico franchise represents about half of Kansas City Southern in any way you look at us, whether you measure miles, employees, revenues, we are 50% in Mexico. And Mexico has represented just a tremendous growth opportunity, has benefited from industrial investment and growth. As John mentioned, the auto industry, 16 auto plants is probably the best example of that. And here’s a snapshot of our Mexican market or Mexican franchise and some key statistics that suffice it to say, this network covers some of the fastest and most exciting industrial growth markets in North America. And the prospects of further growth as a result of USMCA being in place and other factors that I mentioned earlier of connected to changing supply chain strategies, de-risking global supply chains all bode very well for Mexico in addition to really all three countries in North America. But just some fun facts about our Mexican business. In addition to representing half of our total, we operated over 2,600-mile network covering 4 Mexican ports on the East Coast. And importantly, we have exclusive access to the very exciting growth port at Lázaro Cárdenas on the Pacific side. We operate under a concession in Mexico, it’s a 50-year concession that expires in 2047, which is renewable at the end of that term for an additional 50 years.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 9 Copyright © 2001-2021 FactSet CallStreet, LLC One of the exciting things about our network is the fact that we cross the Laredo gateway, which is by far the most significant freight gateway between the US and Mexico with about 44% of all US/Mexico surface trade passing through the Laredo gateway. Our network continues down through the industrial heart of Mexico, Monterrey, San Luis Potosí into Mexico City, the port at Veracruz where we just recently secured direct access to the heart of the industrial port at Veracruz, which happens to be the largest automotive port in Mexico, and then to the east out to the Port of Lázaro Cárdenas, which is a large intermodal in addition to other industrial products that move in and out of the Port of Lázaro Cárdenas. For the last several years, many of you know refined products have been a large driver of our growth in crossborder traffic. And that represents gasoline, diesel, other refined petroleum products moving from US Gulf Coast refineries down into Mexico. And we see continued extraordinary growth in that business for years to come. And finally, as I mentioned earlier, we think Mexico will continue to benefit from attractive investment climate as the near-shoring phenomenon we believe will continue to be strong and gain momentum as a result of USMCA trade certainty between the three countries for at least 16 years, and other factors impacting global supply chains. So, we continue to be very bullish about the Mexican outlook. And this transaction will open Mexico business moving to and from Mexico, from Canada and particularly from the Great Lakes, the Chicago, Detroit market with new single-line service that doesn’t exist today, which will further enhance the competitiveness of these products throughout North America. So, with that, I think I now turn the presentation over to Nadeem to walk through some of the financial characteristics of the transaction. Nadeem S. Velani Chief Financial Officer & Executive Vice President, Canadian Pacific Railway Ltd. Thank you, Pat. We are extremely confident that the CP/KCS combination will create significant operating and financial efficiencies, leading to strong earnings growth and increased cash flow. As you’ve heard throughout the presentation, this unique combination will enable significant growth for our customers throughout North America. Following full regulatory approval, which we anticipate will occur in mid-2022, we will begin achieving our revenue synergies. When fully realized, after a three-year period, we expect annual $800 million of incremental revenues which will be achieved through the combination. And with our track record of adding volume at low incremental costs, we see the EBITDA generated from the top line totaling a net $600 million, after factoring in the costs associated with additional head count, fuel, materials and equipment, which will all be necessary to support the additional volumes. It’s why, although there will be rationalization of some redundant functions, our expectation is that head count across the network will grow when the synergies are realized in 2023 to 2025. Kansas City Southern’s PSR journey has been impressive, highlighted by improved service, growth and cost control. And we expect the company continuing to be led by Pat. Through the regulatory approval period, we’ll deliver value for shareholders, as Pat and his team execute on their multiyear plan which they presented earlier this year. Following final approvals of the deal, we expect the combined entity will be able to utilize best practices across our companies to support increased operating efficiencies. As a result, we expect expense synergies of $180 million through a combination of improved fuel efficiency, lower G&A costs, equipment rents as well as facility, IT spend and licensing.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 10 Copyright © 2001-2021 FactSet CallStreet, LLC Finally, from a capital point of view, we have factored in additional network sidings, investments in siding extensions as well as investment in CTC to support the growth. However, we do believe there are capital synergies which will mitigate the increased investment required through better asset utilization. So, we believe an incremental net $50 million of capital will ultimately be required in addition to the CPKC base plans. A few comments on cash flow and our balance sheet on slide 13. As Keith mentioned, the cash portion of the deal will be funded through cash on hand and approximately $8.6 billion of debt, which financing has been committed. CP’s balance sheet has remained at the 2.4 times debt to EBITDA the last few years within our targeted range. That has supported our investment grade rating and combined with strong market capitalization has allowed us to transact this strategic deal. With the additional debt, we will be increasing our leverage and expect it to be at 3.8 times our 2021 EBITDA. We have not initiated our NCIB program we announced in January and will not expect to repurchase shares as part of that program. In addition, both CP and KCS will maintain our dividends at current levels. Our deleveraging plan is based on the free cash flow generated used to pay down both the acquisition financing and any near-term maturities. Based on the strength of the CP and KCS independent plans, we expect that significant cash generation will allow us to work back to our long-term leverage target in the 2.5 times range within 36 months of closing into trust. And importantly, we are not depending on the synergies to be realized prior to de-levering the balance sheet. So, overall, it’s a very compelling cash flow opportunity. We have engaged with the credit rating agencies and had constructive dialogue on the transaction. In the end, we remain committed to our targeted BBB+, Baa1 rating over the long term. With that, let me pass it back to Pat. Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern Okay. Thanks, Nadeem. Next slide, there’s a lot of data on here. I’m going to go through this quickly and wrap things up here so that we can get to your questions. But suffice it to say that both CP and Kansas City Southern have strong track records and are very committed to improving sustainability and see this transaction as a supportive in that effort. Our own PSR journey has been very successful so far. So, this transaction is about leveraging our combined operation and network to grow across markets in North America. As you all know, rail is one of the most economical, environmentally responsible methods of moving freight, four times more fuel efficient than trucking, one train can keep more than 300 trucks off the road. So, we see this transaction and the growth opportunities that we see and the synergies that will come from this as being very consistent with our commitment to climate change improvement and environmentally friendly transaction. We both have recently committed to setting science-based targets to reduce emissions in line with the Paris Agreement. And that work will continue as the combination move forward. CP is an industry leader in sustainability and the combined entity will continue that leadership trend through the hydrogen locomotive test project and other initiatives ongoing at CP. And so, we’ll wrap things up and move to the final slide here, which is where we started, and just talk again about the significant benefits of this combination. This combination of these two companies is truly transformative for North America and provides significant benefits that we believe will increase and enhance competition, allow shippers across US, Mexico and Canada to benefit from the secure and stable trade environment, the pro-North

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 11 Copyright © 2001-2021 FactSet CallStreet, LLC America investment attitude, the growth opportunities that we believe will come as a result of the USMCA and other factors affecting global supply chain strategies. As an end-to-end combination, we see this as very pro-competitive. As I mentioned earlier, we see no markets or no customers where options to ship by rail are reduced. In fact, they are enhanced. And we believe this combination will be supported enthusiastically by our customers and shipping groups. The combined company’s focus on safety and culture of operational excellence make us a natural fit. So, I think the time is right for this combination. The logic and the kind of the strategic value of this combination is quite powerful. And we just could not be more excited about the future that we could have together as a combined network. And, with that, I will turn it back to Keith for final closing comments. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. Okay. Thank you for the color, Pat, John and Nadeem. Let me close the – I’m going to restate the obvious. The value for our shareholders – both shareholders and employees, both sets of employees, communities that we operate in and through and our collective customers [indiscernible] (00:37:39) markets very unique, combination is absolutely undeniable. We’re offering a substantial premium to the KCS shareholders as well as an opportunity to participate in the upside of this combined company on a go-forward basis. This combination is expected to be accretive to our adjusted diluted EPS in the first full year following our acquisition and control of the KCS as we march to double-digit accretion upon the full realization of the synergies in year three. It’s a win-win absolutely for both companies and stakeholders. The growth and economic benefit that comes from this transaction is absolutely more than either could ever achieve alone. Together, we will do more. With that said, let me open it up, turn it over for Q&A.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 12 Copyright © 2001-2021 FactSet CallStreet, LLC QUESTION AND ANSWER SECTION Operator: Thank you, sir. [Operator Instructions] Your first question comes from the line of Amit Mehrotra from Deutsche Bank. Your line is open. Amit Mehrotra Analyst, Deutsche Bank Securities, Inc. Q Thanks, operator. Congrats to both team on this announcement. A question on CP side related to just getting comfortable with the risks around Mexico and the concessions. I know you mentioned in the deck that it expires in 2047, but I think the exclusivity provision can be revisited in 2027. So, if you can just talk about how do you get comfortable around the risks related to open access. Thank you. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A So, I’ll take that. Let me start with [ph] the access (00:39:44) and, Nadeem, obviously you might want to expand on this. But when it comes to assessing the risks in that path and in that assessment, in that diligence, the track record that KCS has established successfully operating in that environment, not just surviving, but thriving has been partnered with their Mexican partners to grow the business. Between US and Mexico, again, it’s undeniable. The relationships of respect, the deep understanding of the concession and how it operates and how in Mexico, good business, what it looks like. It’s something that KCS, I would suggest they’ve mastered given their success. When you looked specifically at the concession, yes, it’s through 2047 and, yes, there’s an exclusivity provision in 2027. But as I understand it and I try to relate it to our own competitive environment that we operate in more specifically in Canada, as long as we’re providing service, adequate service and charging a fair price, you’ll never trigger what that exclusivity opens up, and that’s to allow someone else to come in and provide the service that you’re failing to provide. So, again, I say this applies in Mexico, I say it applies in Canada and in the US. If you do your job and do it properly and you give the customer the value and the service that you’re charging the price for, you don’t have to worry about the customer being exclusive. That service value proposition creates its own exclusivity. So, Nadeem, I don’t know if you want to color it any more specifics than that or, Pat, you want to add to that. But that’s how I’ve summed it up and how I’ll look at it and it’s very basic sense. Nadeem S. Velani Chief Financial Officer & Executive Vice President, Canadian Pacific Railway Ltd. A I don’t think I have anything more to add to that, Keith. Amit Mehrotra Analyst, Deutsche Bank Securities, Inc. Q I understand. One quick follow-up related to that though. I mean this trust structure that you guys have, what if the STB doesn’t approve the deal, does the trust own the entity going forward, just get announced? Because I think the way it’s structured right now, the premium is that’s being paid at the creation of the trust, not the approval by the STB.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 13 Copyright © 2001-2021 FactSet CallStreet, LLC Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A Well, the first most important point is we’ve got complete confidence in this deal and the review process to think about the trust not being approved. It’s not something that we’re considering. We think that the facts are so compelling that when the STB rules and weighs the fact, they’ll come to the same conclusions. In a highly unlikely event, if that were to occur, then obviously we’ll cross that bridge when we get to it. We by regulation, obviously, would not be allowed in that event to take control of the company. But I would suggest in a place two years from now, a year-and-a-half from now, mid-2022, should that happen, KCS is going to continue to do a phenomenal job running their network. They’re going to be worth more money, not less money, if that were to happen. But again, that’s not somewhere that my mind goes to because the facts offer a much more compelling outcome, which is exactly in line with what this vision represents. Amit Mehrotra Analyst, Deutsche Bank Securities, Inc. Q Okay. Thank you very much. Congrats again. Appreciate it. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A Thank you. Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern A Thank you. Operator: Thank you. Your next question comes from the line of Chris Wetherbee from Citi. Your line is open. Chris Wetherbee Analyst, Citigroup Global Markets, Inc. Q Yeah. Hey, thanks and good afternoon. So, I guess I wanted to think about sort of the bigger picture operating ratio story for potential combined companies. You talked about the revenue synergies and maybe converting that down at about 75% incremental margins to EBITDA. Obviously, that implies continued progress. Both of you guys have talked about numbers in the 55% range individually. Do you think with a combined entity, there is just sort of inherently more opportunity to sort of push that further, while still realizing sort of the industry leading growth that you’re positioning this business to capture. Just want to get a sense of maybe how we think about sort of balancing the revenue opportunity which seems fairly clear here with the potential for more operating ratio potential. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A Well, again, I’ll let Nadeem get into the specifics if he wants to provide more color. But in simple terms, Chris, whenever you can expand your scale and create density and spread those cost out and run the business the way these companies run the business efficiently, providing a high level of service that allows us to draw a fair return in the marketplace, that’s a natural outcome. So, I would suggest that certainly combined, the opportunity, the potential, again much like the revenue, will exceed what we could do stand-alone in either case.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 14 Copyright © 2001-2021 FactSet CallStreet, LLC Nadeem, I don’t know if you want to add anything to that. Nadeem S. Velani Chief Financial Officer & Executive Vice President, Canadian Pacific Railway Ltd. A Yeah. I mean, I think both independent companies have plans that are going to get to kind of industry leading operating ratios. And this isn’t about how low can you go. That’s certainly not the case. This is about growth and providing service and expanding service offerings to grow the top line and create more for the industry and taking share off the road. So, yes, Chris, I won’t disagree that naturally the OR is going to get to new unprecedented levels, if we execute on our current plans and execute on the synergies we described and I think more importantly, we’re going to generate significant returns. We’ve been very focused on return on invested capital. And as you take on a bigger asset and you can utilize, get more revenues on that asset base, you’re going to generate some significant returns and you can turn those assets and it’s a pretty powerful story. So, I won’t disagree with you that we’re going to get some improved operating ratio, but we’re very excited about the return on invested capital long term. Operator: Thank you, sir. Your next question comes from the line of Allison Landry from Credit Suisse. Your line is open. Allison M. Landry Analyst, Credit Suisse Securities (USA) LLC Q Good afternoon. Thanks and congratulations on the announcement. So, I just wanted to ask about the 2001 merger rules, as KSU is not technically a part of those. Do you think there’s a risk that this sort of prompts the STBs to initiate a review of those rules and consider whether or not KCS should be a part of it just given that the size is so much bigger than it was 20 years ago? And could this potentially elongate the roughly one-year timeline that you’ve outlined for final approval? Just curious to understand how you think about that and what the risks are related to this. Thank you. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A Pat, do you want to – given that – would you like to provide a bit color on the exemption that KCS received? Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern A Yeah. I think the history here, the exemption that Allison is referring to was done in the wake of – during a period where consolidation in the industry was occurring at a rapid pace. And most of that consolidation was involved overlapping routes, overlapping networks that kind of surrounded Kansas City Southern. And so, the STB at the time felt that creating an exemption for a path involving KCS was appropriate and reflected the situation that existed then. This merger is so much different. And we certainly believe that that exemption will apply. But this is a merger that’s different than any other that in my recent memory or in my history in the industry has occurred in that it is totally end to end. There are no situations where a shipper or a market is going to lose access to rail options that they have today. In fact, as we talked earlier, this is going to create a new option for single-line rail service in some of the largest freight markets in North America that don’t exist today. And that’s going to enhance competition. That’s going to

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 15 Copyright © 2001-2021 FactSet CallStreet, LLC improve the opportunities to drive further truck-to-rail conversions. So, we think that that path is certainly cleared to the extent that that exemption was granted back in 2001. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A And I would only add that we see the risk as very minimal risk. In fact, we feel very strongly in the deal, the facts of the deal, the review process producing a positive outcome. We are going to apply under the old rules with the same compelling facts that drive this deal will exceed the expectations and standards required by the old rules or the new rules. It would apply in either case. It’s that compelling. Allison M. Landry Analyst, Credit Suisse Securities (USA) LLC Q Great. Thank you, guys. Operator: Thank you. Your next question comes from the line of Walter Spracklin from RBC Capital Markets. Please go ahead. Walter Spracklin Analyst, RBC Dominion Securities, Inc. Q Thank you very much, operator. Good afternoon, everyone, and congrats on the deal. If I could look at the – perhaps drill down on the revenue opportunity, obviously, most of the synergies that you highlighted here are revenue-driven for obvious reasons. The $600 million EBITDA driven, obviously, comes with maybe a gross revenue number of $800 million or so in total revenue opportunity. Where would you come up with $800 million? Is that a better competition that allows you to take share primarily from your rail peers or is there some truck traffic in there you hope to target? Just how you came up with the $800 million in gross revenue. John Brooks Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd. A Yeah. Walter, it’s John. I’ll take a shot at that. So, number one, it’s pretty spread and pretty diversified across the various lines of business. So, as I look at it, there’s not one area or commodity area that’s over-weighted versus another. I think then you sort of – you go from there and there’s a whole variety of buckets. You mentioned truck conversion. I think that as it relates to the intermodal product that Keith spoke to as a tremendous opportunity, I frankly think we’ve been conservative in that front. You look at the existing business that we do today between the two companies and the ability to work with our customers to expand and maximize line hauls and look at different routing option, that presents an opportunity. You talk about new markets and creating access to – if you think about a green franchise that in the US that has largely been pointed at the P&W in some other markets that we can’t control directly having the ability to access these new markets and work with our grain shippers to bring that optionality is, I think, very powerful in this. I think creating and using some of the service products that we’ve developed at CP in combination with the KCS network, 8,500-foot model and some of the things that we focused on specifically. If you think about the transformation story at CP and our domestic intermodal product and how we overlay that from, as Keith talked about from Dallas or Eastern Texas up into Chicago, in Minneapolis.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 16 Copyright © 2001-2021 FactSet CallStreet, LLC And then, of course, market share, we’re going to compete, we’re going to compete hard. And I think that’s part of the backbone of why we believe this is so compelling. Where there is options, we’re going to provide another one and it’s going to come with the service you expect and you saw from CP and KCS in the past and combining it, we’re going to compete hard in those lanes and create new route options and service profiles. And when you look at the customer base, there’s a lot of good opportunity where we have got joint customers to expand those relationships. But there’s also a unique opportunity where we’re individually doing business with different sets of customer groups that then you introduce those groups to some of the optionality and things we have on each other’s lines, and that in itself creates a new opportunity. And then maybe last, I think you’ve seen from both these companies, I think as Pat said, the fastest growing in the industry and it’s because we’ve stuck to some principles on how we grow and very – it’s not growth-for-growth sake. It’s sustainable, profitable growth. It’s executing very succinct playbooks. So, it’s that self-help situation that Keith talks about a lot. I think we see certainly as you look at the slides there’s a number of, what I would call, very obvious opportunities. But then as I think we get in under the covers and begin to really work together, what self-help, how do we use land assets that we’ve talked about a lot at CP, what does it mean to our transload business when we began linking customers from both networks from a transload perspective. So, it’s maybe a little long-winded, Walter, but I think you can tell there’s so many buckets out there and that’s why we’re so excited about this. Walter Spracklin Analyst, RBC Dominion Securities, Inc. Q Yeah. Makes sense. Appreciate the color. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A Yeah. Operator: Thank you, sir. Your next question comes from the line of Brandon Oglenski from Barclays. The line is open. Brandon R. Oglenski Analyst, Barclays Capital, Inc. Q Hey, good afternoon, and thanks for taking my question. And also, just congrats on [indiscernible] (00:55:06) real bold moves for the future. But I guess, Keith, are there lessons learned from five to six years ago when you tried to go down this path with another carrier? Obviously, that wasn’t a mutual deal, but there was a lot of political pushback. Do you think you have a lot more commercial or maybe shipper [ph] buy ins to this (00:55:25) deal that would make this just a lot different from what that was? Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A I think you touch one of the points that’s a key difference between then and now. You got two like-minded companies that are committed to this and see the value in this that are like-minded not only in the way we run the business and the way we approach the business, but the service and the product that we could give to our customers.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 17 Copyright © 2001-2021 FactSet CallStreet, LLC So, the key is we make sure that our customers, as we walk through this, understand and see the same facts that we see. And we’re convicted that when they do, they’ll not be threatened by this, they’ll be excited and energized by this. Because I remind you, think about an ability with this kind of reach to create not one, but multiple supply chains across the book of business where these customers own their own assets. If you’re an LPG shipper and you own $100,000 tank car that’s come out of Edmonton that today is going over an interchange carrier that tomorrow doesn’t have to, it can stay from origin to destination northern Alberta all the way to Mexico. What does that mean to you in asset turn and cycle time savings? When you eliminate all those handlings, you eliminate all those days in interchange. You do that at scale. And it’s a sizable, sizable amount of money and avoided capital expense for the customer, not just the reliability that that seamless uncomplicated network enables as well. So, there’s savings across the board and benefits across the board that are so compelling. Again, the key is to get the facts heard which we’re going to do and educated [ph] and assumes (00:57:03) the customers get educated. Again, I think they’re going to be excited about this, not threatened by this. Brandon R. Oglenski Analyst, Barclays Capital, Inc. Q Thank you. Operator: Thank you, sir. Your next question comes from Fadi Chamoun from BMO. Your line is open. Fadi Chamoun Analyst, BMO Capital Markets Corp. (Canada) Q Okay. Thank you, and congratulations on the deal for both teams. So, maybe a question to both of you, Keith and Pat, like why now? What made this deal kind of come through at this point? I mean you could have valued three years ago, five years ago that was a very strong rationale for a kind of NAFTA trade – like a north-south NAFTA railroad. And just curious kind of what makes this deal now kind of more interesting than maybe few years ago. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A Let me take a stab at the micro level, then I’ll hand it over the Pat to talk about the macro level. Often a deal like this, the stars have to align and I would suggest that the stars have aligned to make this deal happen. If you think about the last recent history, I can’t go back five years, but I can certainly look at the last three and these two railroads, the two smallest Class 1s have created the most compelling growth CAGR in the industry through the way we approach our business and the solutions we provide for our customers. So, you take the power of the two and put it into one extended network, what that opens up is compelling. The value that it creates for competition, the value that it creates for additional service options for our customers, the reach that it creates, the value it creates for our employee bases given that the growth that it will attract drives their job growth, it’s not rationalization. It’s accretive and it’s additional, too. And then, of course, obvious, the value it creates for the shareholder is compelling. These values are unparalleled to have an opportunity in today’s space and time to connect two great companies and make one greater company to realize the potential again that we can’t achieve stand-alone. How could you not do it now?

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 18 Copyright © 2001-2021 FactSet CallStreet, LLC So, Pat, I’ll let you expand a bit on some of the background that just feeds into that whole narrative and makes it even more compelling. Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern A I think if you go back to the map that Keith presented early, I think it’s slide 6 in the slide deck, which shows the new CPKC network, just look at that map and this is a North American rail footprint that is unmatched by any other single-line option. And you couple that with the recent passage of USMCA by overwhelming majorities in all three countries, the prospect that that represents to certainty and stability of a trading relationship and a broader relationship between the three countries, the pandemic has taught us that global extended supply chains involve greater risk than perhaps a lot of industrial companies that are willing to tolerate. And I do believe that there is a trend in supply chain strategy to shrink and de-risk those supply chains. And North America is going to continue to be a very attractive source of investment and growth in particularly in manufacturing, industrial activity. And go back to the visual here of the map, this network is not only going to be in a position to benefit from those trends that actually help drive those trends. We continue to feel that Mexico is going to be an attractive source and be able to track foreign investment and grow and the way this network can connect all three countries, there has been, as everyone knows, a massive amount of investment already in North American supply chains. I see that growing. I think Keith shares that belief and creating this network, putting this network together at this moment just makes tremendous sense to help participate and drive all of those opportunities. So, that is the reason why this combination makes more sense than it ever has, and now is the right time to do this. Fadi Chamoun Analyst, BMO Capital Markets Corp. (Canada) Q Okay. Thanks. And just maybe a couple of quick ones. Is there a break fee associated with the deal? And also, if of the kind of unlikely scenario that I guess you have very high confidence in that regulatory process, but if the STB turns this down, how long do you have to dissolve the trust? Do you have a certain time limit that you have to act upon to kind of walk away from the trust to [ph] send it off (01:02:33) again? Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A Yeah. Fadi, I would point you to the merger application when it’s filed. I have to give you all the specifics on the break fee. And as far as in the unlikely event that we had to spin the company off, yes, there is a traditional – I can’t get into the actual specifics, but generally it’s about a two-year period to exercise a controlled disposition of the asset. Fadi Chamoun Analyst, BMO Capital Markets Corp. (Canada) Q Okay. Operator: Thank you, sir. Everyone, as previously highlighted, please limit your question to one. Your next question comes from the line of Ken Hoexter from Bank of America. Please go ahead.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 19 Copyright © 2001-2021 FactSet CallStreet, LLC Ken Hoexter Analyst, BofA Securities, Inc. Q Great. Keith, Pat and teams, congrats on the announcement. Maybe just Nadeem had mentioned earlier both on capital, I think he mentioned about a $50 million increase. Just maybe delve into what your thoughts are on capital, what you need to increase. I think given the rapid growth, should we look at and everybody is focused on improving free cash flow yields, should we see accelerating CapEx or PSR opportunities to keep those incremental savings? And I guess, do you see the $180 million synergies as conservative? Thanks. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A I’ll take the first answer on the last question that, yes, they are conservative. And over to Nadeem on the capital. Nadeem S. Velani Chief Financial Officer & Executive Vice President, Canadian Pacific Railway Ltd. A Right. So, Ken, just $400 million to $800 million of growth we are going to invest. We are going to invest in additional sidings. We’re going to invest in extended sidings and we’re going to invest in CTC. So, offsetting that, we do see opportunities as we’re doing our jobs as far as the service that we’re going to provide, we’re going to be turning our assets better. That’s going to take a surplus, locomotives, and in one sense avoid the increased investment in locomotives. So, we’ve been doing our locomotive modernization program for many years now. We have more plans. I would expect that we would not have to do that given the pooling of assets within CP and KC. So, incremental spend on the network and infrastructure and less investment in assets of rail equipment assets. So, incremental total capital increase in both $50 million. I think both of us independently have plans to sustain our CapEx at similar levels as where we are today over the course of the timeframe. I’ll remind you we have our unique kind of hopper strategy that will start dissipating post 2022. So, we’ll see some step-down in capital just on the hopper investments that we’ve been taking advantage of investing in $600 million of hopper cars to support growth in grain, improve the service in grain. So, net-net, you’re going to see CapEx kind of flat to slightly down, but greater investments in infrastructure. Ken Hoexter Analyst, BofA Securities, Inc. Q Great. Appreciate the thoughts. Congrats. Nadeem S. Velani Chief Financial Officer & Executive Vice President, Canadian Pacific Railway Ltd. A Thank you, Ken. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A Thank you, Ken. Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern A Thanks, Ken.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 20 Copyright © 2001-2021 FactSet CallStreet, LLC Operator: Thank you, sir. Your next question comes from Ravi Shanker from Morgan Stanley. Please go ahead. Ravi Shanker Analyst, Morgan Stanley & Co. LLC Q Thanks. Good afternoon, everyone. [indiscernible] (01:06:05) always to answer this question, but what is the benefit to your customers from this combination that could not be achieved with just an interchange agreement that some of your peers may have entered? Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A The primary benefit is reach and also through the density this creates that two separate companies would never be able to create. The investment in the infrastructure, the investment in capacity, the investment in the route allows those assets to trend faster. You think about this line going down to Kansas City and I’ll speak to CP’s, it’s an unutilized line, but at the same time we don’t have a lot of density to drive investment to perhaps take it from dark territory to CTC territory. If you do that, you get incremental steps in safety improvement as well as velocity, which again goes back to the fundamentals of improved service, lower cost, faster asset turns, good for the customer, good for the railroads. So, again, stand-alone, you can never create those kind of synergies that would allow you to make the kind of capital commitment that would be required with two different companies as you would with one with a like mind and a like approach on capital. Ravi Shanker Analyst, Morgan Stanley & Co. LLC Q Got it. Thanks for the color. Operator: Thank you, sir. Your next question comes from Jason Seidl from Cowen. Please go ahead. Jason Seidl Analyst, Cowen and Company, LLC Q Thank you, operator. Everyone, congratulations on the transaction. I want to jump back onto the assumed synergies of $800 million in revenue by 2025. Can you give us a breakdown of how much is coming off of highway conversion and then maybe how much might come from other railroad, competitive traffic that you can go after? And then also when you look at the $800 million between now and the 2025 timeframe, is it going to be evenly distributed or is more back-end loaded? John Brooks Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd. A Yeah, Jason. So, it’s John here. I’ll... Jason Seidl Analyst, Cowen and Company, LLC Q Hey, John.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 21 Copyright © 2001-2021 FactSet CallStreet, LLC John Brooks Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd. A ...take a shot at these and the others can jump in. So, your last question first. Actually, I see it being spread a little bit even over those years. So, maybe not quite a third, a third, but that’s my initial thoughts. If you look at the spread, really if you segment the bulk business, I’m going to call the intermodal and automotive business and then the carIoad, ECP, merchandise, number one, I would somewhat lump the growth pretty even across those portfolios. I think then when you layer in and specifically look at the intermodal and automotive, as I said, that’s an area where – the intermodal specifically where we’ve been conservative, there’s not an existing product there at all today. This is going to be completely new product we’re going to offer the marketplace, which I think is going to be very compelling to our shippers. I can tell you as the phones have been lighting up all day today, my team and myself with a lot of interest on what this could look like. And probably a little early to give you a split on what that conversion of trucks versus alternate rail, but I’d say this, we’ve done a fair amount of work just – and I think Pat was commenting around the massive amount of freight that moved cross border and then, specifically, up to the Midwest markets, the Twin Cities, Chicago, Michigan, the Detroit area up into Toronto. And I think we could hit our synergy numbers just in road freight conversion in that lane if we do this right. And again, I think this is – as Keith said, it’s kind of going back to the playbook of what we started with when we did the transformation at CP and that was get our domestic and get our intermodal product right to where it was something that was not only truck competitive, but our customers can rely on it. And I believe we’ll get the truck conversion, but we’re also going to get is we’re going to compete. And for those shippers that maybe have only had one or two other options, I think they’re going to enjoy having the opportunity to look at a third option in this marketplace and what we can do to help diversify their book. Jason Seidl Analyst, Cowen and Company, LLC Q So, while you won’t put a fine point on the numbers, is it safe to say that based upon Keith’s comments that you guys are being conservative in that number of $800 million. The bulk of the conservative nature comes from the off-highway conversions. John Brooks Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd. A Yeah. That’s the preferred way of putting it, Jason. But I don’t want you walking away with this thinking in minimizing that opportunity. There is a tremendous amount of upside relative to this $800 million number in that truck conversion space. And when you layer on all the things Pat described being in terms of supply changes that are taking place, particularly impacting the manufacturing and those industrial sectors, increasing pressure environmentally with trucks in that cross-border movement that takes place today, I think all those point to that upside in that truck conversion opportunities as we get into this combination. Operator: Thank you, sir. Your next question comes from Justin Long of Stephens. Please go ahead. Justin Long Analyst, Stephens, Inc. Q

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 22 Copyright © 2001-2021 FactSet CallStreet, LLC Thanks, and congrats to everyone on the announcement. Wanted to circle back on the accretion comment. You made a comment that you expect double-digit accretion once the synergies are fully ramped. But that could be a pretty wide range. So, are we thinking low-double-digit, 10% to 15% type accretion or something greater than that? And then maybe you could talk about the revenue growth profile that’s embedded into that accretion guidance as well. Nadeem S. Velani Chief Financial Officer & Executive Vice President, Canadian Pacific Railway Ltd. A Okay. So, thanks, Justin. So, first of all, the first – until mid-2022, we’re assuming the CP and KC plans that we’ve highlighted in our multiyear plans are executed on and then the synergies we get upon closing in mid-2022. So, over the course of three years, at the end of the three years and approaching 2025, once the synergies are fully realized, we would expect the double-digit, now characterize it as low-double-digit accretion. I will qualify to say, we’re excluding the transaction costs and financing costs and the associated amortization of the step-up in the asset values. So, I would characterize it as in that fashion. The embedded plan is what we’ve described in our own kind of multiyear plan. So, at CP, we spoke about the fact that we feel we can do high-single-digit RTM growth this year with OR improvements of 100 basis points or greater. And I’ll let Mike Upchurch speak to the guidance on the KCS side that’s embedded in their plan. But we’ve assumed kind of that level of growth for this year and in the longer term, we’ve highlighted that we believe mid-single-digit type of RTM growth and continued operating ratio improvements is the foundation of our plan. Mike, did you want to just speak to the next few years of KCS? Michael W. Upchurch Executive Vice President & Chief Financial Officer, Kansas City Southern A Yeah. So, our official guidance is double-digit revenue growth for 2021 and operating ratio of 57.5% this year, 55% to 56% next year, and our assumption is generally incremental margins of at least 60%. So, those are kind of the key assumptions behind our plan. Chris de Bruyn Managing Director-Investor Relations and Treasury, Canadian Pacific Railway Ltd. A Operator, next question, please. Operator: Thank you, sir. Your next question comes from the line of Tom Wadewitz from UBS. Please go ahead. Thomas Wadewitz Analyst, UBS Q Yeah. Good afternoon, and congratulations to both of the teams on this deal. It seems like it makes a ton of sense in terms of fit of the railroads and extension of reach and all those things. Let’s see. I wanted to see if you could comment – I know you’ve hit a lot on the revenue side, but I guess in thinking of the regulatory approach and the shipper perspective, I think typically in the past shippers, you want shippers’ support, shippers like lower rates, maybe more competition means lower rates for shippers that used other railroads. So, I guess, how would you think about the kind of revenue opportunity and how much of this is more competition versus existing railroads or existing rail traffic? And then wanted to also see if you could comment on approvals in

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 23 Copyright © 2001-2021 FactSet CallStreet, LLC Canada and Mexico. I know you’ve obviously focused on STB, but are there any kind of potential hurdles or pitfalls with the Mexico and Canadian governments or regulators? Thank you. John Brooks Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd. A Tom, I’ll start off – this is John, on the rate piece. I think you got to expect, Tom, what you’ve seen out of CP over the past few years. We fell to the service. It’s a disciplined approach in the marketplace. We compete head-tohead, whether it be in the Upper Plains or in Canada with our rail competitor up there. And frankly, I’m not viewing it a whole lot different down here. And a lot of the markets that we’re talking about here are, again, going to be completely new and unique to the combination of this network. And we’re going to price to the value of that service as we’ve done in the past and I don’t see that changing. There certainly is going to be an element of competition in some of these lanes and share will be part of the story, but by no means is it the story. KCS has done tremendous things within Mexico to create their own self-help and unique opportunities. We’re going to continue doing that, as we’ve talked about on CP. And combined, the two parties, I think that’s an important piece of that. And that is completely independent of what you call the – using price or that share component of growing the business. But I think you can expect to see more of the same. Second question... Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern A As part of the regulatory approval in Mexico, we would expect to need the approval of the COFECE, the antitrust commission. Obviously, in this transaction, we don’t believe that’s a difficult hurdle to overcome since CP doesn’t operate in Mexico or operate any of the border crossing. So, we think this actually advances competition. Good for the company, country and good for economic growth. Related to the concession, there’s really no change in control in the entity that holds the concession. So, all we are required to do is provide a reporting of the transaction. We do not need to seek approval from the [ph] SVT (01:18:54). Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A And there’s no formal approvals required in Canada. Operator: Thank you, sir. Your next question comes from the line of Brian Ossenbeck from JPMorgan. Please go ahead. Brian P. Ossenbeck Analyst, JPMorgan Securities LLC Q Hey. Good afternoon. Congrats everybody on the announced transaction. I wanted to ask just one clarifying and then another question. Can you just clarify in the slides and in the outline here, are you assuming that the STB doesn’t treat this as a major merger? And that does that change the timeline and the synergies or anything if it were to get essentially bumped up to the higher scrutiny?

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 24 Copyright © 2001-2021 FactSet CallStreet, LLC And then if you can just comment on – I know it’s an end-to-end integration, but can you just comment on anything that you would be concerned at or maybe not concerned with when it comes to just integrating the systems, whether it’s the back office I know around the train controls is up and running and interoperable. So, maybe as not as big of an issue especially relative to prior transactions [ph] that we had done in the (01:20:09) industry, but how do you see just the integration going? And then can you clarify, I guess, the minor versus major review on the STB? Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A Yeah. On the integration at the back office systems, we don’t see that as a material risk. It’s obviously something we’re going to have to manage. But we’ll be well ahead in that at the planning phase and expect to do that seamlessly. When it comes to the STB approach, we are approaching this under the exclusion that KCS has enjoyed or qualifies for, I would say, from the 2001 merger rule changes. We’re going to approach it under the old rules. But as I said earlier, the facts are compelling and it will satisfy either. In the unlikely event that the new rules were applied, the timelines are not materially different. Brian P. Ossenbeck Analyst, JPMorgan Securities LLC Q Okay. Thank you, Keith. Operator: Thank you, sir. Your next question comes from the line of Scott Group of Wolfe Research. Please go ahead. Scott H. Group Analyst, Wolfe Research LLC Q Hey. Thanks. Afternoon, guys, and congrats. So, just a couple thoughts on some of the regulatory stuff. Keith, you sound very confident on the STB process. Have you had any initial conversations with the board? I’m wondering if you’ve had any initial conversations with any of the other rails that suggest opposition or support here. And then can you say if there’s a go-shop period? And then just, Nadeem, really quickly for our models, can you just talk about tax rate and interest rate on the new debt? Thank you, guys. Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. A Well, I would say we’ve had introductory notifications, I wouldn’t say discussions with each member at a professional courtesy of the STB. But, obviously, no preliminary thoughts about where they may land other than they’re going to open with them. They’re welcome to receive the facts with an open mind. And we’re going to work to support the transparent way to make sure those facts are understood and represented as far as the other roads have either connected personally or communicated with each of the CEOs, and again other than a professional courtesy and appreciation for making that extension of notification, no discussions about their views on this proposed transaction.

Canadian Pacific Railway Ltd. (CP) Canadian Pacific Railway Ltd and Kansas City Southern Merger Agreemen Call Corrected Transcript 21-Mar-2021 1-877-FACTSET www.callstreet.com 25 Copyright © 2001-2021 FactSet CallStreet, LLC Nadeem S. Velani Chief Financial Officer & Executive Vice President, Canadian Pacific Railway Ltd. A Scott, looking at debt, interest rates of 3.25%, 3.5%. And I forgot your fourth question, tax rates, about 25% on the CP franchise, and about 30% on the KCS franchise. Operator: Thank you for that, sir. We are now out of time. I will turn the call back over to Mr. Keith Creel. Sir? Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. Okay. Thank you, operator. And again, let me thank everyone for spending some time with us this afternoon on a Sunday afternoon to discuss this historic opportunity that creates a compelling, compelling value proposition for all stakeholders. We’re super excited about this opportunity it represents and we’re committed to it. We strongly believe and convicted in the ability for this deal to be approved and absolutely for the benefit that this deal will realize again for all stakeholders, be they customers, be they shareholders, be they employees and/or the communities we operate in and through, and finally the environment. So, with that, I’ll close the call. Have a safe and productive afternoon. Take care. Operator: Thank you, sir. This concludes today’s conference call. You may now disconnect. Disclaimer The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein. THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR RE VENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF. The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2021 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication includes certain forward looking statements and forward looking information (collectively, FLI) to provide CP and KCS shareholders and potential investors with information about CP and KCS, including each company’s management’s respective assessment of CP, KCS and their respective subsidiaries’ future plans and operations. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this communication contains FLI pertaining to, but not limited to, information with respect to the following: the transaction; the combined company’s scale; financial growth; future business prospects and performance; future shareholder returns; cash flows and enhanced margins; synergies; leadership and governance structure; and office and headquarter locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific (TSX: CP) (NYSE: CP) is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ABOUT KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.sec.gov and www.investors.kcsouthern.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.